OREC Securities, LLC, d/b/a Lument Securities

Statement of Financial Condition

March 31, 2021

(With Report of Independent Registered Public Accounting Firm)

Annual Audited Report
Pursuant to Rule 17A-5(e)(3)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OREC Securities, LLC, d/b/a Lument Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 West Broad Street, 8th Floor
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert T. Kirkwood, CEO 614-384-2372
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2323 Ross Avenue, Suite 1400	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Kirkwood _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
OREC Securities, LLC, d/b/a Lument Securities _____, as
of March 31 _____, 20 21 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public



ADRIANE R. SHELHART
Notary Public, State of Ohio
My Commission Expires 11-27-2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OREC Securities, LLC, d/b/a Lument Securities

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3



KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Managers
OREC Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OREC Securities, LLC (the Company) as of March 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

Dallas, Texas
May 27, 2021

OREC Securities, LLC, d/b/a Lument Securities

Statement of Financial Condition

March 31, 2021

Assets

Cash and cash equivalents	$	924,039
Receivable from broker dealer		60,859,881
Restricted cash		102,059
Remarketing agent fees receivables		58,136
Derivative assets, at fair value (note 8)		22,702,858
Other assets, net		517,737
Total assets	$	85,164,710

Liabilities and Shareholder's Equity

Liabilities:		
Line of credit (note 5)	$	25,791
Line of credit – affiliate (note 5)		28,790,222
Derivative liabilities, at fair value (note 8)		19,390,979
Deferred revenue		6,637
Accounts payable and accrued expenses		273,335
Accounts payable – affiliate		11,512,204
Deferred application fees and borrower deposits		1,193,627
Total liabilities		61,192,795

Commitments and indemnifications (notes 8 and 9)

Shareholder's equity:		
Paid-in capital		15,486,633
Retained earnings		8,485,282
Total shareholder's equity		23,971,915
Total liabilities and shareholder's equity	$	85,164,710

See accompanying notes to statement of financial condition.

OREC Securities, LLC, d/b/a Lument Securities
Notes to Statement of Financial Condition
March 31, 2021

(1)   Organization

OREC Securities, LLC, d/b/a Lument Securities (the Company) is a wholly owned subsidiary of ORIX Real Estate Capital Holdings, LLC (the Shareholder). The Shareholder is a wholly owned subsidiary of ORIX Corporation USA (ORIX USA). ORIX USA is a wholly owned subsidiary of ORIX Corporation (ORIX).

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds, financial and mergers and acquisition (M&A) consulting, primarily to the healthcare and senior living industries, as well as the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities. The Company has locations in Columbus, OH, San Diego, CA, Radnor, PA, Alpharetta, GA, New York, NY, Carmel, IN, and several other locations in the United States.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company conducts substantially all business through its primary clearing broker Pershing LLC (Pershing).

In March 2020, the World Health Organization declared the spread of the Coronavirus ("COVID-19") a worldwide pandemic. In the months since, the COVID-19 pandemic has caused significant global economic disruption as a result of measures taken to contain the spread of the virus. Federal, state and local authorities have taken actions to both contain the spread of the virus while simultaneously providing substantial liquidity to individuals, businesses and the financial markets to mitigate the adverse financial impact of the virus. The Company is actively monitoring the impact of COVID-19 on its business, financial condition, liquidity, operations, employees, clients, and business partners. In response to the pandemic and for the protection of the Company's employees, clients and business partners, the Company has implemented remote work arrangements for the Company's employees. The pandemic has had an immaterial impact on the Company's financial condition.

(2)   Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statement, are as follows:

(a)   *Cash, Cash Equivalents and Restricted Cash*

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2021.

Restricted Cash consists of good faith deposits held on behalf of customers.

The Company had cash balances in excess of the Federal Deposit Insurance Corporation and the Securities Industry Protection Corporation insurance limits at March 31, 2021. However, the Company places its cash and cash equivalents with high credit quality financial institutions and has not experienced any losses in the cash accounts and does not believe the Company is exposed to any significant credit risk on cash and cash equivalents.

(b)   Receivable from broker dealer

Receivable from broker dealer represents cash held on deposit at Pershing.

(c)   Securities Inventory

Securities inventory is carried at its fair value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions for all regular-way trades are recorded within securities inventory on a trade date basis. Security transactions for all other trades are recorded as derivative assets and liabilities until date of settlement.

(d)   Financial Instruments

The Company considers cash and cash equivalents, restricted cash, receivable from broker dealer, remarketing agent fees receivables, lines of credit and payables as financial instruments. Borrowings under the lines of credit reflect terms that approximate current market rates for similar loans and therefore, their carrying value approximates fair value. Given the short-term nature of the remaining assets and liabilities, the respective amounts recorded in the statement of financial condition approximate fair value. Under the fair value hierarchy, cash and cash equivalents and restricted cash are classified as Level 1. Receivable from broker dealer, remarketing agent fees receivable, lines of credit and payables are classified as Level 2.

(e)   Fixed Assets

Fixed assets primarily consist of furniture and equipment and are included in other assets, net. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years. At March 31, 2021, fixed asset accumulated depreciation and amortization was $54,660.

(f)   Derivative Instruments

All derivative instruments are carried at fair value on the statement of financial condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage-backed securities. These derivative instruments are not designated a hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings. See additional discussion of derivative instruments in note 8.

(g)   Customer Accounts

In accordance with Securities Exchange Commission Rule 15c3-3, the Company had no requirement to hold a balance at March 31, 2021 in a special reserve account for the exclusive benefit of institutional customers.

(h)   Recent Accounting Pronouncements

There are no recent accounting pronouncements issued or effective during the year that have a potential to impact the Company's statement of financial condition.

OREC Securities, LLC, d/b/a Lument Securities
Notes to Statement of Financial Condition
March 31, 2021

(3) Fair Value Measurements

The Company determines the fair value of its assets and liabilities based on the fair value hierarchy. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

The Company uses a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using significant unobservable inputs and significant management assumptions. The forward commitments to buy and sell agency mortgage-backed securities are valued using a market approach and are considered Level 2. The market approach utilizes observable inputs such as U.S. Treasury rates, swap spreads, and market spreads for similar assets considering the underlying terms of the mortgage-backed securities to derive the fair value. The fair value of securities held by the Company is generally based on significant observable inputs including prices of similar assets which results in those securities being considered Level 2 in the hierarchy.

A summary of assets and liabilities at March 31, 2021 that the Company measures at fair value is presented below:

	Level 1	Level 2	Level 3	Total
Assets:				
Derivative assets	—	22,702,858	—	22,702,858
Total	$ —	22,702,858	—	22,702,858
Liabilities:				
Derivative liabilities	$ —	19,390,979	—	19,390,979
Total	$ —	19,390,979	—	19,390,979

There were no transfers between any of the levels during the year.

(4) Securities Inventory

The Company had no securities inventory at March 31, 2021.

(5) Line of Credit and Line of Credit - Affiliate

The Company has a debt agreement from Pershing that it uses to fund its trading activity. Under terms of the agreement, the Company may borrow up to the house margin requirement based on its securities inventory established on a daily basis by Pershing at an interest rate equal to the Pershing daily cost of funds, as defined, plus 75 basis points for non-repo eligible securities, and the repo cost of funds plus 110 basis points for repo-eligible securities. At March 31, 2021, the Company did not have borrowings outstanding under this agreement but had accrued interest payable of $25,791.

OREC Securities, LLC, d/b/a Lument Securities
Notes to Statement of Financial Condition
March 31, 2021

The Company has a revolving promissory demand note from ORIX USA that it uses to fund its operations. Under terms of the note, the Company may borrow up to $50,000,000 at an interest rate equal to the London Interbank Offered Rate Index Monthly rate plus 15 basis points. At March 31, 2021, the Company had borrowings outstanding under this note of $28,749,960 and accrued interest payable of $40,262.

The Company had no subordinated liabilities as of or during the year ended March 31, 2021.

(6) Net Capital Requirements

The Company is subject to the uniform net capital rule 15c3-1 (Rule) of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of the greater of $250,000 or 6.67% of aggregate indebtedness, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at March 31, 2021 was $20,064,983 and $17,276,915, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 2.08 to 1 at March 31, 2021.

(7) Income Taxes

The Company has been structured to qualify as a pass-through entity not required to pay income tax at the state or federal level. The Shareholder intends that the Company be treated as a disregarded entity for all federal and state income tax purposes.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements at March 31, 2021. All tax years between 2016 and 2020 are open to state and federal tax examination subject to the statute of limitations.

The Company has evaluated the tax positions taken or expected to be taken to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authorities. Tax positions deemed to meet the more-likely than-not threshold would be recorded as a tax benefit or expense in the current year.

(8) Derivative Instruments

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower. In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.

The forward sale commitments, which are accounted for as derivatives, are used to economically hedge changes in fair value of the commitment to purchase the same mortgage-backed security that may occur due to movements in interest rates.

The Company values derivatives at fair value and recognizes changes in fair value in the statement of operations.

Fair Values of Derivative Instruments as of March 31, 2021

				Derivative assets		
Derivatives not accounted for as hedging instruments				Statement of Financial Condition location		Fair value
Forward commitments				Derivative assets	$	22,702,858
			Total		$	22,702,858

				Derivative liabilities		
Derivatives not accounted for as hedging instruments				Statement of Financial Condition location		Fair value
Forward commitments				Derivative liabilities	$	19,390,979
			Total		$	19,390,979

At March 31, 2021, the Company had no mandatory commitments to deliver fixed and variable-rate mortgage-backed securities or written commitments to purchase the same securities from its affiliate. The Company had written commitments to deliver $744,002,091 of fixed-rate mortgage-backed securities and written commitments to purchase $744,002,091 of the same securities from unaffiliated counterparties at March 31, 2021. These amounts are indicative of volume throughout the year.

(9) Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements. The Company has not recorded any liability in the financial statement or made payments for any contingencies or indemnifications.

(10) Benefit Plan

The Company participates in the ORIX USA Corporation Savings and Investment Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. ORIX USA may make contributions to the plan for employees the first month following the date of hire in the form of a 50% match of each dollar contributed on the first 13% of pay.

OREC Securities, LLC, d/b/a Lument Securities
Notes to Statement of Financial Condition
March 31, 2021

(11) Related Party Transactions

The Company is a party to an expense sharing agreement with the Shareholder. This agreement covers expenses paid by the Shareholder and reimbursed by the Company, based on allocation percentages determined per the agreement.

Accounts payable-affiliate represents amounts due to the Shareholder for reimbursement of expenses paid on the Company's behalf. These balances are unsecured and interest-free and are generally settled on a monthly basis.

(12) Subsequent Events

The Company has evaluated subsequent events through May 27, 2021, the date the Company's financial statement is available to be issued, and no matter or circumstance has arisen that requires further recognition or disclosure.